

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Chief Financial Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Jordan Goldstein
(415) 439-4521

DISTRIBUTION: N. CA NEWSLINE AND FAX & EMAIL LISTS: SFGOT & ESFGOT

FOR RELEASE ON TUESDAY, MAY 25TH, 2004 at 1:05 P.M. PDT

**GOTTSCHALKS REPORTS IMPROVED FIRST QUARTER
FISCAL 2004 FINANCIAL RESULTS**

FRESNO, CA – May 25, 2004 – Gottschalks Inc. (NYSE: GOT), today reported financial results for the first quarter of fiscal 2004. Net loss for the first quarter was $2.1 million, or $0.16 per share, compared to a net loss of $4.0 million, or $0.31 per share, for the first quarter of fiscal 2003. First quarter fiscal 2004 results include a pre-tax charge of $0.4 million, or $0.02 per share after tax, related to the early termination of certain debt refinanced through the Company's amended revolving credit agreement. Gottschalks reported a net loss from continuing operations for the first quarter of fiscal 2003 of $3.6 million, or $0.28 per share.

As previously reported, first quarter same store sales increased 4.8% from the same period of the prior year. Total sales increased 2.8% to $144.5 million from $140.6 million, including sales from closed stores, for the same period of fiscal 2003.   For the quarter the Company operated seven fewer stores compared to the same period in fiscal 2003.

Jim Famalette, president and chief executive officer of Gottschalks said, "We are very pleased with the strong year-over-year improvement we achieved in our bottom line for the quarter. We not only were able to achieve good same store sales growth, but we also improved our margin and reduced our selling, general and administrative expenses as a percentage of sales. Our 100th Anniversary promotion was successfully launched in March and contributed to our positive sales trend for the quarter. We continued to focus on improving our merchandise flow through better planning and allocation. We also benefited from the growing utilization of our automatic inventory replenishment system, and as a result we increased our inventory turn. Additionally, the Company's overall financial strength continues to improve as debt was further reduced 18% on a year-over-year basis and borrowing availability on our revolving line of credit increased to $51.7 million compared to $26.8 million at the end of last year's first quarter.

"Our in-store and merchandise initiatives were both on track for the quarter. As planned, we continued to expand our private label merchandise with the successful introduction of a new women's brand, Half Moon Bay. At the same time, we launched a marketing program to re-focus on our key major brands which remain an important component of the merchandise selection in our stores.   One store remodel was begun during

the quarter and another is scheduled to get underway in the next month. We expect to complete several additional minor remodels during the remainder of the year. We rolled out our new bridal and gift registry during the quarter and the number of customers registering and utilizing the system has increased. We also commenced the training program that is a first step in our initiatives designed to cater to the large and growing Hispanic customer base in many of our communities.

"Currently we expect second quarter comparable store sales to increase approximately 1% from the same period in the previous year. June should be better than May as there is a shift in the Memorial Day holiday. Based on the results we achieved in the first quarter and our continued commitment to our business objectives, we have raised our earnings forecast and now anticipate generating fiscal 2004 diluted earnings per share in the range of $0.38 to $0.40," Mr. Famalette concluded.

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed consolidated financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Quarter Ended	
	May 1, 2004	May 3, 2003
Sales		
Continuing operations	$144,533	$137,915
Discontinued operations	0	2,704
Total	$144,533	$140,619
Gross Margin		
Continuing operations	49,714	46,575
Discontinued operations	0	916
Total	$49,714	$47,491
Selling, general and administrative expenses		
Continuing operations	49,241	48,130
Discontinued operations	0	1,384
Total	$49,241	$49,514
Net loss		
Continuing operations	(2,088)	(3,563)
Discontinued operations	(20)	(424)
Total	($2,108)	($3,987)

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the first quarter of fiscal 2004. To access the call, dial (877) 897-9366. If you are unable to participate in the call, a replay will be made available through June 1, 2004. To access this service, please dial (800) 642-1687; the passcode #7142293 is required. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 63 department stores and 10 specialty apparel stores in six western states, including California (39), Washington (12), Alaska (6), Oregon (2), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Thirteen Weeks Ended	
	May 1, 2004	**May 3, 2003**
Net sales	$144,533	$137,915
Net credit revenues	839	1,475
Net leased department revenues	752	754
Total revenues	146,124	140,144
Costs and expenses:		
Cost of sales	94,819	91,340
Selling, general and administrative expenses	49,241	48,130
Depreciation and amortization	3,078	3,339
Total costs and expenses	147,138	142,809
Operating loss	(1,014)	(2,665)
Other (income) expense:		
Interest expense	2,874	3,401
Miscellaneous income	(462)	(431)
	2,412	2,970
Loss before income taxes	(3,426)	(5,635)
Income tax benefit	(1,338)	(2,072)
Loss from continuing operations	(2,088)	(3,563)
Discontinued operations		
Loss from operations of closed stores	0	(497)
Loss on store closures	(31)	(146)
Income tax benefit	(11)	(219)
Loss on discontinued operations	(20)	(424)
Net loss	($2,108)	($3,987)
Net Loss per common share - basic and diluted		
Loss from continuing operations	($0.16)	($0.28)
Loss on discontinued operations	$0	($0.03)
Net loss per common share	($0.16)	($0.31)
Weighted average number of common shares outstanding - Basic and Diluted	12,883	12,801

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)

	May 1, 2004	January 31, 2004	May 3, 2003
ASSETS			
CURRENT ASSETS:			
Cash	$5,893	$5,172	$9,911
Receivables – net	4,419	9,145	5,008
Merchandise inventories	184,959	156,458	187,773
Other	11,270	10,849	14,461
Total current assets	206,541	181,624	217,153
PROPERTY AND EQUIPMENT – net	127,853	129,832	137,534
OTHER LONG-TERM ASSETS	14,208	12,535	14,205
	$348,602	$323,991	$368,892
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$83,518	$67,942	$82,573
Revolving line of credit	26,880	1,009	22,638
Current portion of long-term obligations	2,590	3,725	4,669
Total current liabilities	112,988	72,676	109,880
LONG-TERM OBLIGATIONS (less current portion):			
Revolving line of credit and term note	50,000	50,000	60,000
Notes and mortgage loans payable	23,005	35,596	36,977
Capitalized lease obligations	5,288	5,706	6,952
	78,293	91,302	103,929
DEFERRED INCOME TAXES & OTHER	28,908	29,511	30,672
SUBORDINATED NOTE PAYABLE TO AFFILIATE	22,180	22,180	22,074
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	106,233	108,322	102,337
	$348,602	$323,991	$368,892